CRESCENT ACQUISITION CORP

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, California 90025

March 5, 2019

VIA EMAIL & EDGAR

Paul Fischer

Staff Attorney

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Crescent Acquisition Corp (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-229718)

Dear Mr. Fischer:

We hereby withdraw our prior acceleration request dated March 4, 2019. Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-229718) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 7, 2019 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527 and that such effectiveness also be confirmed in writing.

Very truly yours,

Crescent Acquisition Corp

By:	/s/ Todd M. Purdy
Name: Todd M. Purdy
Title: Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan Ko, Esq.

cc:	Shearman & Sterling LLP
Harald Halbhuber, Esq.
Ilir Mujalovic, Esq.